UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

TRENTON ACQUISITION CORP.

(Name of Registrant as Specified in its Charter)

Delaware	000-54479	45-2258944
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

430 Park Avenue, 4th Floor New York, NY 10022
(Address of principal executive office)

212-356-0509
(Registrant’s telephone number)

Approximate Date of Mailing: September 10, 2014

TRENTON ACQUISITION CORP.
430 Park Avenue, 4th Floor

New York, NY 10022

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement (this “Information Statement”), is being furnished to the sole holder of record of common stock, par value $0.0001 per share (the “Common Stock”), of Trenton Acquisition Corp., a Delaware corporation (“Trenton”, “we”, “our” or the “Company”), at the close of business on September 9, 2014 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Trenton’s Board of Directors (the “Board”) other than by a meeting of stockholders. This Information Statement is being mailed to the sole stockholder on or about September 10, 2014.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHANGE IN CONTROL

On September 9, 2014, the Company entered into and closed a Securities Purchase Agreement (the “Purchase Agreement”) with six purchasers (the “Purchasers”) whereby the Company sold 5,000,000 shares (the “Control Shares”) of the Company’s Common Stock to the Purchasers for an aggregate purchase price of $65,000.

The source of the Purchasers’ funds was working capital.

Simultaneously with the entrance into the Purchase Agreement, the Company entered into and closed a Repurchase Agreement (the “Repurchase Agreement”) with its sole stockholder, NLBDIT 2010 Services, LLC, a Delaware limited liability company (“NLBDIT”), whereby NLBDIT sold and the Company repurchased 5,000,000 shares of the Company’s Common Stock for an aggregate purchase price of $65,000.

At the closing of the Purchase Agreement and Repurchase Agreement (the “Closing”), Samir N. Masri (“Masri”), the Company’s Chief Executive Officer, Chief Financial Officer, President, and Secretary, resigned effective upon the Closing and resigned as a director of the Company, effective eleven days after a definitive Information Statement prepared in accordance with Securities and Exchange Commission (“SEC”) Rule 14f-1 is disseminated to the stockholders of the Company. (This is the Information Statement referred to in the preceding sentence and therefore, Masri’s resignation as a director of the Company will take place eleven days after the mailing of this Information Statement to stockholders of the Company.) At the Closing, Arnold P. Kling (“Kling”) was appointed President and Secretary of the Company and Thomas G. Pinou (“Pinou”) was appointed Chief Financial Officer of the Company, effective upon the Closing. As of the Closing, Mr. Kling was elected as director of the Company, effective eleven days after the mailing of this Information Statement to the stockholders of the Company.

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As a result of these transactions, Rodman & Co, LLC is acquired 3,250,000 shares of the Company’s common stock, representing 65% of the Company’s issued and outstanding shares and as a result control of the Company has passed to Rodman & Co, LLC (the “Change in Control”).

As of the Record Date, the Company had 5,000,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. Stockholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s stockholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE IN CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change in Control. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Samir N. Masri	69	Chief Executive Officer, Chief Financial Officer, President, Secretary and Director since May 26, 2011

Samir N. Masri, the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and director since May 26, 2011, is the founder and President of Samir Masri CPA Firm P.C. since 2006. Mr. Masri has also served as Chief Executive Officer, President and a director of Iron Sands Corp. since May 26, 2011, and of Fern Holdings Corp. since October 15, 2012 each a public reporting, non-trading shell company. In addition, prior to the acquisition of Intra-Cellular Therapies, Inc., Mr. Masri served as Chief Executive Officer, Chief Financial Officer, President and Secretary of Oneida Resources Corp., a former shell company (currently, Intra-Cellular Therapies, Inc.) from October 15, 2012 through August 29, 2013 and as a director from October 15, 2012 through September 9, 2013. Mr. Masri served as an executive officer and a director of China Display Technologies, Inc. (formerly Lincoln International Corp.), a publicly reporting and non-trading shell company, from 2004 until a share exchange with an operating company was completed in 2007. Mr. Masri received a B.A. in 1967 and a M.A. in 1970 in Politics, Philosophy and Economics from St. Catherine’s College in Oxford, England. Mr. Masri is a fellow of the Institute of Chartered Accountants in England and Wales and a CPA licensed in New York.

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DIRECTORS AND OFFICERS
AFTER THE CHANGE IN CONTROL

Effective as of the eleventh day after this Information Statement has been filed and distributed to stockholders, the resignation of Mr. Masri and the election of Mr. Kling as a director of the Company will become effective. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Arnold P. Kling	56	President, Secretary, and Director

Thomas G. Pinou	54	Chief Financial Officer

Effective upon the Closing, Mr. Kling will serve as the Company’s President and Secretary and will become a director effective eleven days after the mailing of this Information Statement to the stockholders of the Company. For the past 15 years, Mr. Kling has been the senior managing partner for a group of private equity investment funds that invest and manage early stage companies.  From 1993 to 1995 he was a senior executive and general counsel of a Nasdaq listed licensing and multimedia company.  From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm.  Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983.  Mr. Kling currently also serves as a Director and President of Protalex, Inc. (OTCBB:PRTX), 24Holdings, Inc. (OTCBB:TWFH) and Newtown Lane Marketing, Incorporated (OTCBB: NTWN).

Effective upon the Closing, Mr. Pinou will serve as the Company Chief Financial Officer. Currently Mr. Pinou is Chief Financial Officer of HC Wainwright & Co LLC, a broker dealer, and consults with other financial firms. Mr. Pinou was Chief Financial Officer of Rodman & Renshaw, LLC from March 1998 to March 2008 and was responsible for all the accounting, administration and operations of the firm. From 1995 to 1998, Mr. Pinou was Chief Financial Officer of Rodman & Renshaw Capital Group, Inc. Prior to 1995, Mr. Pinou was responsible for the Firm Trading and Syndicate accounting areas at Yamichi Securities, Dean Witter and Smith Barney. Mr. Pinou received his BBA from Pace University in 1982.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees due to the limited nature of our operations at the current time and the fact that we had only one director and executive officer since inception. Currently, our entire Board is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the Board as soon as practicable following the expansion of our operations, including following our entry into a business combination or related transaction. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

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Our Board has not made a determination as to whether any member of our Board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Independence

We have determined that the current directors of the Company are not “independent” directors. The Company is not a “listed company” under SEC rules and is therefore not required to have independent directors.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of one member: Mr. Masri, whose resignation as director will take effect eleven days after the first mailing of this Information Statement. We therefore do not have a separate lead director. Our Board is responsible for overseeing risk management, and receives reports from our management periodically to the extent necessary.

Stockholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company does not have any restrictions on stockholder nominations under its Articles of Incorporation or By-laws. The only restrictions are those applicable generally under Delaware corporate law and the rules promulgated by the SEC, to the extent such rules are or become applicable. The Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

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Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the Board’s attention by virtue of the multiple capacities served by Mr. Masri.

Meetings of the Board of Directors

During the fiscal year ended March 31, 2014, the Board did not have any board meetings. No compensation has been paid to the Company’s directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Presently, none of the Company’s current or resigning officers has received or will receive any compensation for services rendered unto the Company. Mr. Masri agreed to act without compensation until authorized by the Board. The Company has not entered into any employment agreements with our executive officers or other employees to date.

The following table sets forth information concerning cash and non cash compensation paid by the Company to its Chief Executive Officer since inception to the fiscal year ended March 31, 2014. No executive officer received compensation in excess of $100,000 for the fiscal year ended March 31, 2014.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Samri N. Masri - CEO, CFO, President and Sole Director	03/31/2014	$--	$--	--	--	--	--	$--

Director Compensation

None of the Company’s current directors has received or will receive any compensation for services rendered unto the Company.

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Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended March 31, 2014.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at March 31, 2014. No equity awards were made during the fiscal year ended March 31, 2014.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended March 31, 2014.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended March 31, 2014.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended March 31, 2014.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment or following a change in control.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2014, we did not have a standing compensation committee. Our Board was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. Except as described herein under the heading “Directors and Executive Officers Prior to Change in Control”, none of our executive officers has served on the Board or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

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SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company’s Common Stock as of the Record Date immediately following the Change in Control (i) by each person who is known by us to beneficially own more than 5% of the Company’s Common Stock; (ii) by each of the officers and directors of Trenton; and (iii) by all of the Company’s officers and directors as a group.

Address of Beneficial Owner (1)	Positions with the Company	Amount and Nature of Beneficial Ownership (2)		Percent of Class (2)
Rodman & Co., LLC	5% Stockholder	3,250,000	(3)	65.0%
Arnold P. Kling	President, Secretary and Director	900,000	(4)	18.0%
Thomas G. Pinou	Chief Financial Officer	50,000		1.0%
All officers and directors as a group (2 persons named above)		1,000,000		19.0%

(1) Unless otherwise provided, the address of each person is c/o Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022.

(2) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percent of class has also been determined in accordance with rules of the SEC. For purposes of computing such percentage, as of September 9, 2014, there were 5,000,000 shares of the Company’s Common Stock outstanding.

(3) Michael Vasinkevich is the sole member of Rodman & Co., LLC and is deemed to beneficially own the 3,250,000 shares of Common Stock owned of record by Rodman & Co., LLC.

(4) These shares are owned of record by Moyo Partners, LLC. Arnold Kling is the managing member of Moyo Partners, LLC and is deemed to beneficially own the 900,000 shares of Common Stock owned of record by Moyo Partners, LLC.

Except as set forth below in this Information Statement under the heading “Change in Control,” there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, no director, officer and/or beneficial owner of more than ten percent of any class of equity securities of the Company has failed to timely file reports under Section 16(a).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions since the beginning of the Company’s last fiscal year, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction, but will review related party transactions to ensure any such transaction is fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are considered by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRENTON ACQUISITION CORP.

	By:	/s/ Arnold Kling
Name: Arnold Kling
Title: President
Dated: September 10, 2014

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